RIGHTSCORP, INC.

February 16, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Katherine Wray
Attorney-Adviser

Re:	Rightscorp, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 6, 2015
File No. 333-199991

Dear Ms. Wray:

Rightscorp, Inc. (the “Company”) hereby submits a response to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 19, 2015 (the “Comment Letter”) relating to Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 1”) referenced above.

Dependence on Major Customers, page 16

1. We note that the term of the agreements filed as exhibits 10.7 and 10.8 appears to have expired. Your agreement with BMG Rights Management states that it expires as of 30 November 2012, while the agreement with Warner Bros. Entertainment covers a three-month trial period that appears to have commenced in March 2013. Your disclosure regarding these agreements, however, indicates that “[y]our standard contract with customers is for an initial one-year term, which renews automatically for successive one-month terms, unless either party terminates upon 30 days’ written notice to the other party.” Please tell us whether the agreements filed as exhibits 10.7 and 10.8 remain in effect, and identify the provisions in the agreements, if any, providing for automatic renewal, as described in your document. In addition, revise your disclosure as necessary to ensure that the prospectus contains accurate information regarding the term of these material agreements, as well as the term provided for in your standard contract. Please also ensure that any amendments to your agreements with BMG Rights Management and/or Warner Bros. Entertainment are filed as exhibits.

Response:

The agreement with BMG Rights Management is still in effect pursuant to an amendment, which has been filed as an exhibit.

The Company has entered into a new agreement with Warner Bros., dated June 18, 2013, which had an initial term of one year and renews automatically in one month increments unless either party terminates for any reason upon 30 days prior written notice. This agreement has been filed as an exhibit and is currently in effect pursuant to this automatic renewal provision.

The disclosure regarding standard contracts has been clarified to disclose that customer contracts may be of varying initial terms and may be renewed at discretion of the parties.

Please note that, with respect to Exhibits 10.7 and 10.12, notwithstanding the references to a schedule in the respective agreements, there is no such actual schedule. The covered copyrights are determined informally through a process by which the counter-parties from time to time e-mail the company with copyrighted items deemed to be covered by the respective representation agreements.

The Company hereby acknowledges that:

●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please contact our counsel Jeff Cahlon at (212) 398-2742.

Very truly yours,

/s/ Christopher Sabec
Chief Executive Officer